

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 26, 2018

<u>Via E-mail</u>
Mr. Jason Boling
Chief Financial Officer
Cherokee Inc.
5990 Sepulveda Blvd.
Sherman Oaks, CA 91411

  Re: Cherokee Inc.
    Form 10-K for the Year Ended January 28, 2017
    Filed May 18, 2017
    File No. 000-18640

Dear Mr. Boling:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/Craig Arakawa

        Craig Arakawa
        Accounting Branch Chief
        Office of Beverages, Apparel and
        Mining